

February 18, 2014

Via E-mail
Steven J. Newby
President and Chief Executive Officer
Summit Midstream Holdings, LLC
2100 McKinney Avenue
Suite 1250
Dallas, Texas 75201

> **Re:** **Summit Midstream Holdings, LLC**
> **Registration Statement on Form S-4**
> **Filed January 21, 2013**
> **File No. 333-193437**

Dear Mr. Newby:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Cover Page

1. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. Please see Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day. Please see Rule 14d-1(g)(3).

Prospectus Summary, page 1

Terms of the New Notes, page 8

2. Please clearly and consistently disclose that the guarantees by the Parent Guarantor and all of its existing and certain future subsidiaries (other than the issuers) are "full and unconditional" and "joint and several" and revise your disclosure accordingly. Please refer to Rule 3-10(f)(2) of Regulation S-X. Please revise here and throughout the document, as necessary.

Where You Can Find More Information; Incorporation by Reference, page 79

3. We note that you have incorporated by reference the filings made by Summit Midstream Partners, LP, your parent company, under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. Please provide the basis by which you believe you may incorporate such filings by reference into your registration statement, or revise your disclosure accordingly. In this regard, we refer you to General Instruction B. to Form S-4.

Annex A. Letter of Transmittal, page A-1

4. We note your statement on page A-2 that "[t]he Issuers shall notify the Exchange Agent and each registered holder of Old Notes of any extension by oral (promptly followed in writing) or written notice [. . .]." We also note your statement on page 21 that "[you] will notify the holders of old notes of the extension via a press release [. . .]." Please confirm the manner in which holders will be notified of any extension and revise your disclosure accordingly or, if applicable, please advise us as to how oral notice of any extension is reasonably calculated to reach registered holders of the outstanding notes or otherwise satisfies the requirements of Rule 14e-1(d).

Index to Exhibits

Exhibit 5.1

5. We note counsel's statement that counsel is "opining herein as to the internal laws of the State of New York and the Delaware Limited Liability Company Act, the Delaware General Corporation Law and the Delaware Revised Uniform Limited Partnership Act, and [counsel] express[es] no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction *or, in the case of Delaware, any other laws*, or as to any matters of municipal law or the laws of any local agencies within any state." (emphasis added) Please explain to us why this limitation is necessary or remove this limitation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Liz Walsh, Staff Attorney, at (202) 551-3696 or me at (202) 551-3720 with any questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Brett Braden, Esq.